EXHIBIT 21.1

List of Subsidiaries of Alexandria Real Estate Equities, Inc.

The list below excludes subsidiaries in the same line of business (ownership and operation of commercial real estate) and includes the immediate parent of each excluded subsidiary. The list also excludes subsidiaries that in the aggregate, as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2024. A total of 610 subsidiaries have been excluded.

Name of Subsidiary	Jurisdiction of Organization
ARE - QRS Corp.	Maryland
Alexandria Real Estate Equities, L.P.	Delaware
Alexandria Venture Investments, LLC	Delaware